Acquisition of Rockwood Holdings
Accelerating Albemarle’s Growth Strategy
Proprietary Information of Albemarle Corporation
Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Proprietary Information of Albemarle Corporation
Forward Looking Statements

Proprietary Information of Albemarle Corporation
Some of the information presented in this document and discussions that follow, including, without limitation, statements with respect to the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can
be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals; the ability to finance the transaction; the ability to successfully operate and integrate the operations of Rockwood Holdings, Inc. (“Rockwood”) and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers;
changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the SEC, including those described under "Risk Factors" in our Annual
Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Information with respect to Rockwood, including non-GAAP information is taken or derived from Rockwood's public filings and management estimates and we take no responsibility for the accuracy or completeness of such information. It should be noted that this presentation contains certain financial measures, including Net Sales, and Segment Income, that are not required by, or presented in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented here to provide additional useful measurements to review our operations, provide transparency to investors and enable period-to-period comparability of financial performance. A description of non-GAAP financial measures that we use to evaluate our operations and financial performance, and reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP, can be found in the Investors section of our website at www.albemarle.com, under
“Non-GAAP Reconciliations” under “Financials.”

Additional Information

Important Information for Stockholders and Investors
Nothing in this document or the discussions that follow shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the
Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC.
STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY
AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to
Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-
7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1
(609) 524-1101.
Participants in Solicitation
Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.
Proprietary Information of Albemarle Corporation

Size - Market Capitalization and Enterprise Value
$70,000
$40,000
$20,000
$0
64,4056
40,481
17,677
12,172
11,443
11,054
8,755
6,339
4,357
60,386
33,850
13,145
9,273
7,236
3,798
4th Largest Specialty Chemicals company by Enterprise Value
DD
ECL
EMN
NewCo(1)
ASH
FMC
GRA
ALB
CYT
Bridge to Enterprise Value

ALBEMARLE

Albemarle is taking a decisive step in our growth strategy by acquiring Rockwood Holdings
Albemarle will be one of the world’s
largest specialty chemical
companies by enterprise value.
Enhanced customer reach
Increased diversity across end
markets, technologies and
geographies
Improved scale
Leading positions across four high
margin business segments
Lithium
Refinery and Polyolefin Catalysts
Bromine
Surface Treatment
Create more consistent and
predictable earnings growth

Proprietary Information of Albemarle Corporation

Rockwood
Powered by Lithium

Continuing Operations	FY 2013	LTM 3/31/14
Net Sales(1)	$1,378M	$1,395M
Adjusted EBITDA (1)	$323M	$327M
% Margin	23.4%	23.4%

Surface Treatment

	FY 2013	LTM 3/31/14
Net Sales	$770M	$789M
Adj. EBITDA	$174M	$181M
% Margin	*22.6%*	*23.0%*

- Sole dedicated surface treatment business with significant global presence
- Portfolio approach for balanced and diversified customer base across size, industries and technologies
- Leading reputation for top customer service, technology know-how and product innovation
- Robust free cash flow

Lithium

	FY 2013	LTM 3/31/14
Net Sales	$479M	$477M
Adj. EBITDA	$182M	$176M
% Margin	*38.0%*	*36.9%*

- Secure access to low cost significant and diverse long term lithium reserves
- Integrated business model from resource to downstream specialty products
- An industry leading process technology and high quality products
- Longest history in the business with experienced management

ALBEMARLE

Rockwood is a market leader with attractive growth characteristics 5 Proprietary Information of Albemarle Corporation

SQM FMC Chemtura ICL BASF GRACE Henkel PPG

ALBEMARLE

Lithium
Performance
Chemicals
Catalysts
Surface
Treatment
Global
Ranking
Growth
#1 #1 / #2 #1 / #2 #2
2.0x - 3.0x
GDP
1.0x - 2.0x
GDP
1.0x - 2.0x
GDP
1.0x
GDP
Key
Competitors
2014E
EBITDA
Margins
42% 21% 19% 22%
The combined company will be poised for growth in the most
attractive specialty chemicals segments
Proprietary Information of Albemarle Corporation

NewCo Revenue ($m)
NewCo EBITDA ($m) and Margin (%)
Source: Management guidance.
Note: USD in Millions.
ALB Standalone EBITDA ($m) and Margin (%)
ALB Standalone Revenue ($m)
CAGR: (0.2%)
Our growth will be accelerated and our margins will be enhanced
$2,348
$2,733
$2,670
$2,594
$2,731
$0
$700
$1,400
$2,100
$2,800
$3,500
2010E 2011E 2012E 2013E 2014E
Revenue
$4,146
$4,340
$4,559
$4,803
$5,042
$0
$1,500
$3,000
$4,500
$6,000
2014E 2015E 2016E 2017E 2018E
Revenue
$554
$647
$688
$575
$550
23.6%
23.7%
25.8%
22.2%
20.1%
15.0%
20.0%
25.0%
30.0%
$0
$200
$400
$600
$800
2010E 2011E 2012E 2013E 2014E
EBITDA EBITDA Margin
1,065
1,112
1,267
1,404
1,507
25.7%
25.6%
27.8%
29.2%
29.9%
22.0%
24.0%
26.0%
28.0%
30.0%
32.0%
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400
$1,600
2014E 2015E 2016E 2017E 2018E
EBITDA EBITDA Margin
$
$
$
$
Proprietary Information of Albemarle Corporation

Proprietary Information of Albemarle Corporation

Performance
Chemicals
Catalyst
Solutions
Albemarle
(1)
2013A EBITDA (2) : $635MM
Surface Treatment
Lithium
Rockwood
2013A EBITDA (2) : $356MM
Performance
Chemicals
Catalyst
Solutions
Pro-Forma
2013A EBITDA (2) : $991MM
Surface Treatment
Lithium
Albemarle
(1)
Americas
Europe/ME
Asia
Rockwood
Americas
Asia
Rest of World
Europe/ME
Americas
Europe / ME
Pro-Forma
Asia
Rest of World
We will be more diverse across businesses and geographies
58%
42%
51%
49%
37%
27%
18%
18%
37%
39%
20%
4%
46%
31%
22%
21%
53%
16%
10%
Source: Company filings .
(1) Unadjusted for divestiture of Antioxidants and Ibuprofen businesses announced in April 2014.
(2) Calculated before corporate overhead expenses for ALB, ROC and NewCo of $59MM, $33MM and $92MM, respectively.
Diversity Across Business Lines (EBITDA before Corporate Overhead Allocation)
Diversity Across Geographies (net sales)

What will happen next?
Stay focused on safety and delivering on our commitments to
stakeholders
“Business as usual” as we work to close the transaction
Integration team comprised of employees from both companies
Will bring change
and opportunity
Focus is on creating one company that is larger and stronger
Expect to close transaction in Q1 2015
Will provide updates as the integration progresses
9 Proprietary Information of Albemarle Corporation